June 3, 2010

Kevin W. Vaughn
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation (the “Company”) Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 26, 2010 File No. 001-10853

Dear Mr. Vaughn:

This letter responds to comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 20, 2010, concerning the Company’s Form 10-K for Fiscal Year Ended December 31, 2009, filed February 26, 2010.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K

Note 1. Summary of Significant Accounting Policies

Securities Sold Under Repurchase Agreements, page 100

1.	Comment: You state here that “Securities sold under agreements to repurchase are reflected at the amount of cash received in connection with the borrowing.”

Kevin W. Vaughn
United States Securities and Exchange Commission
June 3, 2010
Page - 2 -

You also state on page 121 that “Securities sold under agreements to repurchase are borrowings collateralized primarily by securities of the U.S. government or its agencies.” If true, please revise to confirm in your future filings that you account for all securities sold under repurchase agreements as collateralized borrowings. If not, please provide us with the details of any such transactions you accounted for as sales. Please revise your future filings to quantify the amount of any transactions accounted for as sales at each balance sheet date and the average amount sold for the periods presented. Disclose how you calculate the average amount.

Response: We confirm that all securities sold under repurchase agreements were accounted for as collateralized borrowings and in future filings, will clarify the accounting related to securities sold under agreements to repurchase as follows (additional disclosure has been italicized):

Summary of Significant Accounting Policies

Securities Sold Under Repurchase Agreements

Securities sold under repurchase agreements generally have maturities ranging from 1 day to 36 months. Securities sold under agreements to repurchase are reflected as collateralized borrowings on the Consolidated Balance Sheets and are recorded based on the amount of cash received in connection with the borrowing. The terms of repurchase agreements may require BB&T to provide additional collateral if the fair value of the securities underlying the borrowings declines during the term of the agreement.

Note 4. Loans and Leases, page 112

2.

Comment: We note your response to comment 6c in your letter dated April 26, 2010. Please revise future filings to confirm in your disclosure that, except for the instance noted in your response, you do not charge-off a portion of the loan as part of troubled debt restructurings where you continue to accrue interest.

Response: In future filings, we intend to supplement our disclosures related to troubled debt restructurings as follows (additional disclosure has been italicized):

Restructurings can involve loans remaining on non-accrual, moving to non-accrual, or continuing on accruing status, depending on the individual facts and circumstances of the borrower. In circumstances where the restructuring involves charging off a portion of the loan balance, BB&T typically classifies these restructurings as non-performing.

Kevin W. Vaughn
United States Securities and Exchange Commission
June 3, 2010
Page - 3 -

3.

Comment: We note your response to comment 7 in your letter dated April 26, 2010 regarding re-default rates. We believe information related to the re-default rates of modified loans is of particular interest to investors given the current market environment and your disclosures of the significant number of modifications you have currently performed as well as the expected trend. Therefore, please revise future filings to disclose re-default information for modifications by loan type for periods which you have such information available. Also, please disclose how re-default expectations are factored into your determination of the allowance for loan loss.

Response: As we discussed in our previous response, we are still in the process of gathering metrics to evaluate the success of restructurings. We are currently monitoring the status of restructurings by reviewing the borrowers’ repayment performance and we will revise our future filings to include the following table:

Sample Addition to Asset Quality Analysis

	As of March 31, 2010
	Current		Past Due 30-89 Days		Past Due 90+ Days
	Amount	Percentage	Amount	Percentage	Amount	Percentage	Total
	(Dollars in millions)
Performing restructurings: (1) (2)
Commercial loans	$917	94.6%	$51	5.3%	$1	0.1%	$969
Direct retail loans	119	91.5%	10	7.7%	1	0.8%	130
Revolving credit loans	45	77.6%	7	12.1%	6	10.3%	58
Residential mortgage loans	457	82.0%	83	14.9%	17	3.1%	557
Specialized lending loans	1	100.0%	-	0.0%	-	0.0%	1

Total performing restructurings	1,539	89.7%	151	8.8%	25	1.5%	1,715
Nonperforming restructurings (3)	155	46.6%	48	14.4%	130	39.0%	333
Total restructurings	$1,694	82.7%	$199	9.7%	$155	7.6%	$2,048

(1) Excludes approximately $46 million of restructurings accounted for under the accretion method.
(2) Past due performing restructurings are included in past due disclosures.
(3) Nonperforming restructurings are included in nonaccrual loan disclosures.

To the extent appropriate, we will include the following in our disclosure regarding the allowance for loan and lease losses:

For restructured loans, re-default expectations and estimated slower prepayment speeds are incorporated in the allowance for loan and lease losses.

Kevin W. Vaughn
United States Securities and Exchange Commission
June 3, 2010
Page - 4 -

4.

Comment: Please revise your future filings to identify and describe the terms of any loan modification programs which you believe do not meet the criteria for treatment as troubled debt restructurings. Specifically identify the terms which prevent them from being classified as troubled debt restructurings.

Response: As a matter of policy, we do not exclude any specific loan modification programs from our evaluation of modifications for troubled debt restructuring classification. We apply the same troubled debt restructuring evaluation criteria to all modifications irrespective of whether it is through a program.

Note 15. Commitments and Contingencies, page 137

5.	Comment: We note your disclosure regarding your legal proceedings and that you have not disclosed either:

a.   a possible loss or range of loss; or

b.   a statement that an estimate of the loss cannot be made.

In this regard we do not believe that general disclosure indicating that liabilities, if any, arising from these proceedings will not have a materially adverse effect on your financial position, results of operations or cash flows or that in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to your financial position, results of operations or cash flows satisfies the criteria in ASC 450 (formerly SFAS 5). ASC 450 indicates that if an unfavorable outcome is determined to be reasonably possible but not probable, or if the amount of loss cannot be reasonably estimated, accrual is inappropriate, but disclosure must be made regarding the nature of the contingency and an estimate of the possible loss or range of possible loss or state that such an estimate cannot be made. Additionally, we note that in instances where an accrual may have been recorded when all of the criteria in ASC 450-20-25-2 has been met, you have not disclosed the amount of the accrual which may be necessary in certain circumstances for the financial statements not to be misleading, nor has there been disclosure indicating that there is an exposure to loss in excess of the amount accrued and what the additional loss may be for each particular litigation matter. Please revise your future filings, beginning with your June 30, 2010 Form 10-Q, to disclose all of information required by paragraphs 3-5 of ASC 450-20-50.

Kevin W. Vaughn
United States Securities and Exchange Commission
June 3, 2010
Page - 5 -

Response: We assess our liabilities and contingencies in connection with outstanding legal proceedings on at least a quarterly basis based upon the latest information available. As of March 31, 2010, we had $22 million accrued related to legal matters where it is probable that we will incur a loss and the amount of loss can be reasonably estimated. These legal reserves may be increased or decreased to reflect any relevant developments in connection with the legal proceedings. For other matters, where a loss is not probable or the amount of the loss is not reasonably estimable, we believe that any theoretical range or ranges that could be disclosed would be so wide that it would not be meaningful and could be misleading.

While the outcome of legal proceedings is inherently uncertain, we believe that the amounts accrued related to legal matters and the possible range of loss that could be reasonably estimated are not material to our financial statements. However, to the extent that amounts become material, we will include disclosures to ensure the financial statements are not misleading.

In future filings, we will modify our current disclosures to add additional language as follows (additional disclosure has been italicized):

Legal Proceedings

The nature of the business of BB&T’s banking and other subsidiaries ordinarily results in a certain amount of claims, litigation~~. The subsidiaries of BB&T are involved in various~~, investigations and legal and administrative cases and proceedings, all of which are considered incidental to the normal conduct of business. BB&T believes it has meritorious defenses to the claims asserted against it in its currently outstanding legal proceedings and, with respect to such legal proceedings, intends to continue to defend itself vigorously, litigating or settling cases according to management’s judgment as to what is in the best interests of BB&T and its shareholders.

On at least a quarterly basis, BB&T assesses its liabilities and contingencies in connection with outstanding legal proceedings utilizing the latest information available. For those matters where it is probable that BB&T will incur a loss and the amount of loss can be reasonably estimated, BB&T records a liability in its consolidated financial statements. These legal reserves may be increased or decreased to reflect any relevant developments on a quarterly basis. For other matters, where a loss is not probable or the amount of the loss is not reasonably estimable, BB&T has not accrued legal reserves. While the outcome of legal proceedings is inherently uncertain, based on information currently available, advice of counsel and available insurance coverage ~~and established reserves~~, BB&T’s management believes ~~that the liabilities, if any,~~ that its established legal reserves are adequate and the liabilities arising from BB&T’s legal proceedings

Kevin W. Vaughn
United States Securities and Exchange Commission
June 3, 2010
Page - 6 -

will not have a ~~materially~~ material adverse effect on the consolidated financial position, consolidated results of operations or consolidated cash flows of BB&T. However, in the event of unexpected future developments, it is possible that the ultimate resolution of these matters, if unfavorable, may be material to BB&T’s consolidated financial position, consolidated results of operations or consolidated cash flows.

If you have any questions or need additional information, you may contact me at (336)733-3913 or Michael L. Nichols, Sr. Vice President and External Reporting Manager, at (336)733-3079. Thank you.

Sincerely,

/s/ Cindy B. Powell
Cindy B. Powell

cc:	Daryl N. Bible, Chief Financial Officer, BB&T Corporation